Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                                  Burns McClellan
tel: (905) 569-9065   fax: (905) 569-9231                         (212) 213-0006
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

     Vasogen Announces Positive Results from Congestive Heart Failure Trial

  - Results Demonstrate Significant Reduction in Hospitalizations and Deaths -

Toronto, Ontario (February 28, 2002) -- Vasogen Inc. (TSE:VAS; AMEX:MEW), a developer of immune modulation therapies for the treatment of cardiovascular, autoimmune, and other inflammatory diseases, today announced positive results from a clinical trial of its immune modulation therapy in patients with chronic congestive heart failure (CHF), a disease affecting five million Americans.

The randomized, double-blind, placebo-controlled clinical trial in 73 advanced CHF patients, conducted at leading cardiac centers in the United States and Canada, demonstrated an impact on the most rigorous measures of therapeutic efficacy in CHF - hospitalizations and deaths. The study showed that, compared to the placebo group, the group receiving Vasogen's immune modulation therapy experienced significantly fewer major events - either hospitalizations (24 versus 41) or deaths (1 versus 7). This significantly lower event rate was supported by improvements in quality of life and NYHA clinical classification for patients receiving Vasogen's immune modulation therapy. The therapy was also shown to be well tolerated and free of significant adverse side effects.

"The outcome of this clinical trial has exceeded our expectations and, given the dramatic impact of Vasogen's immune modulation therapy on hospitalizations and death in this study, we expect to accelerate our development timelines in CHF," stated David Elsley, Vasogen's President and CEO. "With nearly 300,000 disease-related deaths each year and U.S. healthcare expenditures for CHF exceeding an estimated $34 billion annually - driven mainly by hospitalizations
- we see a major opportunity for our immunotherapeutic intervention to address this deadly and costly condition."

The study of Vasogen's immune modulation therapy in CHF was conducted at leading North American cardiac centers: Baylor College of Medicine, the DeBakey Heart Center of The Methodist Hospital, and the Texas Heart Institute, under the direction of Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service; The Cleveland Clinic Foundation, under the direction of Dr. James Young, Head of the Section of Heart Failure and Cardiac Transplant Medicine; and l'Hopital Notre-Dame du CHUM (University of Montreal), under the direction of Dr. Francois Sestier, Cardiologist.

"The strong impact of Vasogen's immune modulation therapy on such critical endpoints in CHF as hospitalizations and death was clearly an unexpected and exciting result," said Dr. Guillermo Torre-Amione, a principal investigator for the study. "In addition to its important effects on morbidity and mortality, Vasogen's therapy was shown to be both safe and well tolerated in this very sick patient population. The absence of drug interactions in patients who were receiving standard pharmaceutical regimens also suggests that the therapy could be prescribed without adjusting or adding to the already large number of drugs being taken by these patients. These results strongly support moving to a confirmatory clinical trial examining morbidity and mortality - key endpoints for the approval of new CHF therapies."

                                    - more -

                                                    ...page 2, February 28, 2002


"Despite the development of new drug therapies for CHF, this disease is still involved in the deaths of almost 300,000 people each year, and late-stage patients continue to face a 50% one-year mortality rate," said Dr. James Young, a principal investigator for the trial. "The results from this trial represent the first time an immunotherapeutic approach has demonstrated a beneficial impact on morbidity and mortality in heart failure patients. In addition, this effect was accompanied by improvements both in NYHA classification and quality of life, with no therapy-related serious adverse side effects - all of which are desirable attributes for an effective CHF therapy. Based on these results, Vasogen's immune modulation therapy has significant potential to become a main line treatment for CHF patients at all stages of the disease, and I look forward to being involved in its further development."

The trial enrolled a total of 73 patients, randomized into two groups, each of which received either Vasogen's immune modulation therapy (n=36) or placebo treatments (n=37). Among the inclusion criteria for patients recruited into the trial were a New York Heart Association (NYHA) classification of III or IV (advanced disease) and a left ventricular ejection fraction (LVEF) of less than 40%. Patients were also on stable doses of pharmaceuticals that reflect the standard of care, which include angiotensin converting enzyme (ACE) inhibitors, beta blockers, digoxin, and diuretics. Several parameters relevant to CHF, including NYHA classification, exercise tolerance, LVEF and quality of life, were assessed at baseline, at a time point near the middle of the study, and at the end of the study. Serious adverse events, including hospitalizations and deaths, were monitored throughout the six-month trial. At baseline, the active treatment and placebo groups were well matched in all important respects, including gender, race, age, concomitant medications, NYHA classification, LVEF, exercise tolerance, and quality of life.

The trial demonstrated a significant reduction in the rate of major events (hospitalizations and deaths) in patients receiving Vasogen's immune modulation therapy, with 12 patients (33%) in the active treatment group experiencing one or more major events during the study, compared to 22 patients (59%) in the placebo group (p=0.035). In addition, the number of major events was significantly lower (p=0.035) in the active treatment group, compared to the placebo group (25 versus 48). These results were supported by the markedly lower mortality rate observed among patients receiving Vasogen's immune modulation therapy, with a 2.8% mortality rate (1 death) in the active treatment group, compared to 19% (7 deaths) in the placebo group, a difference that closely approached statistical significance (p=0.056). The number of hospitalizations alone also trended strongly lower in the group receiving active therapy, with 24 hospitalizations, compared to 41 hospitalizations in the placebo group (p=0.089).

The significant reduction in hospitalizations and deaths in the active treatment group was also supported by consistent trends observed in improvements in quality of life, and in clinical status as measured by changes in NYHA classification. Patients in the active treatment group reported a mean improvement in quality of life of 12.2 points from the beginning to the end of the study, using the Minnesota Living with Heart Failure (MLHF) questionnaire, compared to a 4.5 point mean improvement in the placebo group (p=0.11). A change of 5 points on the MLHF scale is considered clinically significant. Consistent with this trend, the percentage of patients in the active treatment group who improved their NYHA status by at least one class was 42%, compared to 24% in the placebo group (p=0.14). No significant differences were observed in either LVEF or exercise tolerance between the two groups, while both the placebo and active treatment groups showed increases in these measures over the course of the study.

Vasogen's immune modulation therapy was also shown to be well tolerated, with no treatment-related patient withdrawals from the trial. In addition, no treatment-related serious adverse events were reported, further confirming the established safety profile of Vasogen's immune modulation therapy. The mortality rate observed in the placebo group was consistent with that expected for a group of CHF patients with similar demographics, based on published placebo-controlled studies. The seven deaths in the placebo group were distributed throughout the six-month course of the study, while the single death in the active treatment group, which was considered not to be related to cardiac disease, occurred in the last month of the study.


                                    - more -



                                                    ...page 3, February 28, 2002


Hospital admission rates for CHF have increased in the last 20 years to the point where the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age. Patients experience a continuing decline in health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization. The condition is usually progressive, becomes irreversible, and ultimately results in death. CHF mortality data are comparable with those of many forms of cancer, with reported five-year survival rates of 25% for men and 38% for women. The cost of medical care for CHF in the U.S. is over $34 billion per year, which represents approximately 5% of total U.S. healthcare costs. An estimated 11 million patients in North America and Europe are currently living with CHF.

CHF is now recognized to be a systemic disorder characterized by excessive sympathetic nervous system activation, generalized dysfunction of the blood flow-controlling endothelial cells that line blood vessels, inflammation secondary to immune activation, and an increased death rate of heart muscle cells. Vasogen's immune modulation therapy has been shown both clinically and experimentally to have a beneficial impact on many of these pathological processes. There is evidence that sustained immune activation is one of the factors involved in the induction of myocardial injury and, once the myocardium has become damaged, there is an ongoing inflammatory response directed against the heart, contributing to the progression of CHF.


     Vasogen is developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.